EXHIBIT 99.1

CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE

CONSOLIDATED MERCANTILE INCORPORATED REPORTS THIRD QUARTER FINANCIAL RESULTS

Toronto, November 16, 2009 – Consolidated Mercantile Incorporated (TSX: CMC; OTC: “CSLMF.PK”)

Net loss for the nine months ended September 30, 2009 was $255,181 compared to net earnings of $9,131 in the comparable 2008 period.  Loss per share for the period was $0.05 compared to earnings per share of $0.00 in the comparable 2008 period.

The Company previously announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of shareholders of both companies and the approval of the regulatory authorities.

Consolidated Mercantile Incorporated is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500